EXHIBIT 99.1

IFM Investments Limited Reports First Quarter 2010 Unaudited Results
Quarterly Net Revenue Increased by 8.1% Year-Over-Year

BEIJING, China, May 21, 2010 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the first quarter ended March 31, 2010.

First Quarter 2010 Highlights1

♦	Consolidated net revenue for the first quarter of 2010 was RMB106.2 million (US$15.6 million), an 8.1% increase from the same quarter of 2009.

♦	Revenue from company-owned brokerage services for the first quarter of 2010 was RMB93.3 million (US$13.7 million), a 2.1% increase from the same quarter of 2009.

♦	Non-GAAP loss from operations2 for the first quarter of 2010 was RMB19.3 million (US$2.8 million), compared to non-GAAP income from operations of RMB7.0 million for the same quarter of 2009.

♦
Non-GAAP net loss attributable to the ordinary shareholders for the first quarter of 2010 was RMB20.5 million (US$3.0 million), compared with non-GAAP net income attributable to the ordinary shareholders of RMB1.4 million for the same quarter of 2009.

♦
As of March 31, 2010, cash and cash equivalents were RMB854.5 million (US$125.2 million), including net proceeds of RMB557.5 million (US$81.7 million) from the Company’s initial public offering on January 28, 2010.

“We reported solid revenue results for the first quarter 2010, as we executed on our growth strategy and business plans,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “Although the recent government policies appear to be harsher than the market had anticipated, we remain optimistic about the medium to long-term growth of the secondary real estate market in China, and as such, we will continue to take advantage of the market downturn to expand our network.”

Mr. Harry Lu, vice chairman and president, added, “Historically, transaction volumes tend to slow down after new policies are announced, as the market often takes time to digest them.  However, because recent measures are stricter than expected, the market is experiencing more headwinds.  We firmly believe that the near-term market volatility will ultimately benefit Century 21 China Real Estate in the long run, as buyers and sellers often seek high profile and reputable brokers.”

Other Recent Developments

As of March 31, 2010, the Company’s CENTURY 21® China Real Estate network covered 35 major cities with more than 1,200 sales offices, including 328 company-owned sales offices with 54 additional new sales offices under renovation, employed more than 17,500 sales professionals and staff and maintained more than 5.6 million property listings.
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1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“USD”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into USD as of and for the quarter ended March 31, 2010, were made at a rate of RMB6.8258 to USD1.00 which is the noon buying rate on March 31, 2010 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is RMB.
2 Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

First Quarter 2010 Results

The Company’s total consolidated net revenue for the first quarter of 2010 was RMB106.2 million (US$15.6 million), representing an 8.1% increase from RMB98.2 million for the same quarter of 2009.

Revenue from company-owned brokerage services for the first quarter of 2010 was RMB93.3 million (US$13.7 million), representing 87.9% of total net revenue, a 2.1% increase from RMB91.4 million for the same quarter of 2009.

Revenue from mortgage management services for the first quarter of 2010 was RMB7.9 million (US$1.2 million), representing 7.4% of total net revenue, a 132.4% increase from RMB3.4 million for the same quarter of 2009.

Revenue from franchise services for the first quarter of 2010 was RMB5.0 million (US$0.7 million), representing 4.7% of total net revenue, a 47.1% increase from RMB3.4 million for the same quarter of 2009.

Commissions and other agent-related costs for the first quarter of 2010 were RMB60.9 million, (US$8.9 million), representing 57.3% of total net revenue, a 30.1% increase from RMB46.8 million for the same quarter of 2009，primarily due to RMB10.9 million increase in salaries and benefits for the sales staff year over year.

Operating costs for the first quarter of 2010 were RMB36.7 million (US$5.4 million), representing 34.6% of total net revenue, an increase of 43.9% from RMB25.5 million for the same quarter of 2009, primarily as a result of RMB7.2 million increased rental costs from a higher number of sales offices year over year.

Selling, general and administrative expenses for the first quarter of 2010 were RMB35.8 million (US$5.2 million), representing 33.7% of total net revenue, an 85.5% increase from RMB19.3 million for the same quarter of 2009, primarily as a result of RMB4.2 million increased compensation costs from a higher number of non-sales staff year over year, as well as RMB7.5 million increased stock-based compensation expense, including a one-time charge of RMB4.9 million from a modification to the Company’s preferred shares related to the definition of a “Qualified IPO” immediately prior to the Company’s IPO on January 28, 2010.

Net loss from operations for the first quarter of 2010 was RMB27.1 million (US$4.0 million), compared to net income from operations of RMB6.8 million for the same quarter of 2009. Non-GAAP loss from operations3 for the first quarter of 2010 was RMB19.3 million (US$2.8 million), compared to non-GAAP income from operations of RMB7.0 million for the same quarter of 2009.

Net loss attributable to ordinary shareholders for the first quarter of 2010 was RMB28.2 million (US$4.1 million), compared to net income of RMB1.1 million attributable to ordinary shareholders for the first quarter of 2009. Non-GAAP net loss attributable to ordinary shareholders for the first quarter of 2010 was RMB20.5 million (US$3.0 million), compared to non-GAAP net income attributable to ordinary shareholders of RMB1.4 million for the same quarter of 2009.

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3 Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

Basic and diluted net loss per ADS for the first quarter of 2010 was RMB0.76 (US$0.11)4. Non-GAAP basic and diluted net loss per ADS for the first quarter of 2010 was RMB0.55 (US$0.08).

As of March 31, 2010, the Company had cash and cash equivalents of RMB854.5 million (US$125.2 million), including net proceeds of RMB557.5 million (US$81.7 million) from its initial public offering. Net operating cash outflow and capital expenditure for the first quarter of 2010 were RMB28.0 million (US$4.1 million) and RMB5.1 million (US$0.7 million), respectively.

Business Outlook

The Company currently estimates that its total net revenue for the second quarter of 2010 will be in the range of RMB105 million to RMB110 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on May 21, 2010 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+ 1-857-350-1673
Hong Kong:	+852-3002-1672
South China:	+86-10-800-130-0399
North China:	+86-10-800-152-1490

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate earnings call.”

A live and archived webcast of the conference call will be available until May 28, 2010 at http://ir.century21cn.com .

Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to ordinary shares and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

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4 Basic and diluted net income (loss) per ADS for the first quarter of 2009 and 2010 was calculated based on net income (loss) attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that during each period presented, each ADS represents 15 Class A ordinary shares of the Company. Refer to “Unaudited Condensed Consolidated Statements of Operations” for details.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, the Company’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of the Company’s brand or image, the Company’s inability to successfully execute its strategy of expanding into new geographical markets in China, the Company’s failure to manage its growth effectively and efficiently, the Company’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, the Company’s loss of its competitive advantage if it fails to maintain and improve its information system or to prevent disruptions or failure in the system’s performance, the Company’s failure to compete successfully, fluctuations in the Company’s results of operations and cash flows, natural disasters or outbreaks of health epidemics such as the H1N1 flu and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

About IFM Investments Limited

IFM Investments Limited (“Century 21 China Real Estate”) (NYSE: CTC) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China.  Century 21 China Real Estate primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services and mortgage management services. Century 21 China Real Estate has experienced substantial growth since it commenced operations in 2000, supported by its information systems and training programs. Over the past ten years, it has received numerous awards and recognition for its service quality and business achievements, including "Highly Appraised Franchisor Award" by the China Chain Store and Franchise Association in 2008 and 2009, "Prominent Real Estate Services Provider" by Sina.com in 2008 and "Most Reputable Real Estate Services Provider" by Sohu.com in 2009 and “China Outstanding Service Industry Franchiser Brand” by the China Chain Store and Franchise Association in 2010. For more information about Century 21 China Real Estate, please visit
http://www.century21cn.com/english .

For investor and media inquiries, please contact:

In China:

Kevin Yung
Executive Vice President
IFM Investments Limited
Phone: +86-10-6561-0345
E-mail: ir@century21cn.com

Melody Liu
Investor Relations Manager
IFM Investments Limited
Phone: +86-10-6561-5982
E-mail: ir@century21cn.com

Michael Tieu
ICR Inc.
Phone: +86-10-6599-7960
E-mail: michael.tieu@icrinc.com

In the United States:

William Zima
ICR, Inc.
Phone: +1-203-682-8200
E-mail: william.zima@icrinc.com

IFM Investments Limited Unaudited Condensed Consolidated Balance Sheets (in thousands)

	December 31,	March 31,	March 31,
	2009	2010	2010
	RMB	RMB	US$1

ASSETS
Current assets:
Cash and cash equivalents	334,589	854,473	125,183
Restricted cash	28,784	27,498	4,029
Accounts receivable, net	61,938	39,846	5,838
Amounts due from related parties	386	416	61
Prepaid expenses and other current assets	25,642	36,939	5,412
Total current assets	451,339	959,172	140,523
Non-current assets:
Investment in associates	880	763	112
Property and equipment, net	41,181	43,062	6,309
Intangible assets, net	27,825	27,332	4,004
Goodwill	9,281	9,281	1,360
Other non-current assets	13,328	15,472	2,264
Total assets	543,834	1,055,082	154,572
LIABILITIES AND SHAREHOLDERS' (DEFICIT)/EQUITY
Current liabilities:
Accounts payable	8,695	10,461	1,533
Accrued expenses and other current liabilities	130,668	121,163	17,751
Amounts due to related parties	250	250	37
Deferred revenue	6,664	7,183	1,052
Total current liabilities	146,277	139,057	20,373
Long-term deposits payable	10,710	10,699	1,567
Deferred tax liabilities	353	350	51
Total liabilities	157,340	150,106	21,991

Convertible redeemable preferred shares	518,318	-	-

Shareholders' deficit:
Ordinary shares	2,152	5,061	741
Additional paid-in capital	-	1,061,327	155,488
Accumulated deficit	(134,032)	(161,057)	(23,596)
Total IFM Investments Limited shareholders' (deficit)/equity	(131,880)	905,331	132,633
Non-controlling interest	56	(355)	(52)
Total shareholders' (deficit)/equity	(131,824)	904,976	132,581
TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS' (DEFICIT)/EQUITY	543,834	1,055,082	154,572

IFM Investments Limited
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share and per ADS data)

	For the Three Months Ended March 31,
	2009	2010	2010
	RMB	RMB	US$1

Net revenue	98,236	106,234	15,564
Costs and expenses:
Commissions and other agent-related costs	(46,763)	(60,853)	(8,915)
Operating costs	(25,450)	(36,739)	(5,382)
Selling, general and administrative expenses	(19,259)	(35,764)	(5,240)
Total costs and expenses	(91,472)	(133,356)	(19,537)
Income (loss) from operations	6,764	(27,122)	(3,973)
Interest income	406	913	134
Foreign currency exchange loss	(337)	(18)	(3)
Income (loss) before income tax and share of associates' (loss) income	6,833	(26,227)	(3,842)
Income tax	(301)	(1,092)	(160)
Share of associates' loss	(97)	(117)	(17)
Net income (loss)	6,435	(27,436)	(4,019)
Non-controlling interest	-	411	60
Net income (loss) attributable to IFM Investments Limited	6,435	(27,025)	(3,959)

Accretion of convertible redeemable preferred shares	(4,056)	(1,213)	(178)
Income allocated to participating preferred shareholders	(1,295)	-	-
Net income (loss) attributable to ordinary shareholders	1,084	(28,238)	(4,137)

Net income (loss) per share, basic	0.00	(0.05)	(0.01)
Net income (loss) per share, diluted	0.00	(0.05)	(0.01)

Net income (loss) per ADS, basic	0.06	(0.76)	(0.11)
Net income (loss) per ADS, diluted	0.06	(0.76)	(0.11)

Number of shares used in calculating net income (loss) per share, basic	260,000	558,308	558,308
Number of shares used in calculating net income (loss) per share, diluted	260,754	558,308	558,308

Number of ADSs used in calculating net income (loss) per ADS, basic	17,333	37,221	37,221
Number of ADSs used in calculating net income (loss) per ADS, diluted	17,384	37,221	37,221

IFM Investments Limited
Reconciliations to Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per ADS data)
	For the Three Months Ended March 31,
	2009	2010	2010
	RMB	RMB	US$1
GAAP income (loss) from operations	6,764	(27,122)	(3,973)
Plus:
Stock-based compensation	279	7,773	1,139
Non-GAAP income (loss) from operations	7,043	(19,349)	(2,834)

GAAP net income (loss) attributable to ordinary shareholders	1,084	(28,238)	(4,137)
Plus:
Stock-based compensation	279	7,773	1,139
Non-GAAP net income (loss) attributable to ordinary shareholders	1,363	(20,465)	(2,998)

Non-GAAP net income (loss) per ADS, basic	0.08	(0.55)	(0.08)
Non-GAAP net income (loss) per ADS, diluted	0.08	(0.55)	(0.08)

1 This announcement contains translations of certain Renminbi ("RMB") amounts into U.S. dollar ("USD") amounts at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi (“RMB”) amounts into US. Dollar (“US$”) amounts as of and for the quarter ended March 31, 2010, were made at a rate of RMB6.8258 to US$1.00 which is the noon buying rate on March 31, 2010 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. Our functional and reporting currency is RMB.